Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

December 26, 2018

Mr. Paul G. Gabos
Health Insurance Innovations, Inc.
15438 North Florida Avenue
Tampa, FL 33613

Dear Mr. Gabos,

Because funds managed by Cannell Capital LLC (“CC”) have again exceeded 5% ownership of the Company and because CC has recently enjoyed sundry intercourse with the Board of Directors (“BOD”) of Health Insurance Innovations, Inc. (“HIIQ”) about certain ways to increase shareholder value, CC herein files with the SEC a Schedule 13D.1

These suggestions notwithstanding, CC congratulates HIIQ on the tremendous progress made in terms of dispelling regulatory fearmongering, expanding distribution and developing new products on behalf of its carrier partners.

Accordingly, CC is optimistic that it can work collaboratively and constructively with HIIQ for the benefit of all shareholders to continue to effect positive change. Only the paranoid survive.2

Best regards!

Sincerely,

/s/J. Carlo Cannell

J. Carlo Cannell

Managing Member

1  The suggestions of CC include (i) discussion of candidates to further enhance and compliment the BOD and (ii) means by which HIIQ might modify its open market stock buyback programme to a “Dutch” tender [https://en.wikipedia.org/wiki/Dutch_auction] or other manifestations.

2  See Andrew S. Grove, Only the Paranoid Survive: How to Identify and Exploit the Crisis Points that Challenge Every Business (New York: Doubleday Business) 1996.